UNITED STATES          -----------------------
                       SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                             Washington, D.C. 20549      -----------------------
                                                         OMB NUMBER:   3235-0058
                                   FORM 12B-25           EXPIRES:  JUNE 30, 1994
                                                         ESTIMATED AVERAGE
                           NOTIFICATION OF LATE FILING   HOURS BURDEN
                                                         PER RESPONSE.......2.50
                                                         -----------------------

(Check  One):  |X| Form  10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
               |_| Form N-SAR

                                                                 ---------------
               [  ] For  Period  Ended:   March  31,  1996       SEC FILE NUMBER
               [  ] Transition   Report   on   Form   10-K       1-10569
               [  ] Transition   Report   on   Form   20-F       ---------------
               [  ] Transition   Report   on   Form   11-K       ---------------
               [  ] Transition   Report   on   Form   10-Q       CUSIP NUMBER
               [  ] Transition Report on Form N-SAR              ---------------
               For the Transition Period
Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
     AutoLend Group, Inc.
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Full Name of Registrant
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Former Name if Applicable
    930 Washington Avenue
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Address of Principal Executive Office (Street and Number)
     Miami Beach, FL  33139
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Helen Porter                        (305)                   673-2700
     ------------------------- ----------------------- -------------------------
          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for the last fiscal yea r will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,    and,   if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.
     See Attachment II
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                    AutoLend Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     7/1/96                         By /s/Helen Porter
    -----------------------------------   --------------------------------------
                                          Helen Porter, Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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

                                  ATTACHMENT I

     Registrant's financial statements were not completed on or before the date on which Registrant's Form 10-K for the fiscal year ended March 31, 1996 is required to be filed as a result of the inability of the Registrant's independent public certified accountants to complete their audit of the Company's financial statements due to (i) delays in receiving responses from the paying agent to certain inquiries relating to the Registrant's outstanding debt instruments, and (ii) delay in Registrant's completion of its financial statements resulting from changeover in staff and significant downsizing of Registrant's accounting department. The Company is currently in the process of procuring such responses and believes at this time that the audit will be completed, and its Form 10- K will be filed, within the grace period provided for under Rule 12b-25.

                                  ATTACHMENT II


     Registrant expects its results of operations to have decreased from operating earnings of $1,122,135 for the fiscal year ended March 31, 1995 to an operating loss of approximately $9,750,000 for the fiscal year ended March 31, 1996. This decrease in operating earnings resulted from decreased revenues from matured insurance policies, significant increases in provision for credit losses in connection with Registrant's portfolio of installment contracts and increased general and administrative expenses, which were only partly offset by an increase in finance charges on installment contracts receivable. The decrease in operating income was partially offset by an extraordinary gain from early extinguishment of debt of approximately $7,500,000 during the fiscal year ended March 31, 1996 as compared with $2,030,000 for the fiscal year ended March 31, 1995.